UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Securities Exchange Act of 1934

(Amendment No. 1)*

Nortech Systems Incorporated

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

656553104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder if this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656553104	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lafitte Capital Management LP 20-557997
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 144,434
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 144,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 656553104	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lafitte Capital, LLC 20-2558043
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 144,434
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 144,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 656553104	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lafitte Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 144,434
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 144,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 656553104	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bryant Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 144,434
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 144,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13G filed on May 22, 2008 (the “Schedule 13G”) is being filed by Lafitte Capital Management LP, a Texas limited partnership (“Lafitte”), Lafitte Capital, LLC, a Texas limited liability company (“Lafitte Capital”), and Lafitte Fund I LP, a Texas limited partnership (the “Fund”). The sole member of Lafitte Capital is Bryant Regan (together with Lafitte, Lafitte Capital and Fund, the “Reporting Persons”). The Master Fund (as defined in the Schedule 13G) has been dissolved and is no longer the beneficial owner of any shares of Common Stock, par value $0.01, of Nortech Systems Incorporated.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

Nortech Systems Incorporated

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1120 Wayzata Blvd. E, Suite 201

Wayzata, Minnesota 55391

Item 2(a)	Name of Person Filing.

(1) Lafitte

(2) Lafitte Capital

(3) Fund

(4) Bryant Regan

Item 2(b)	Address of Principal Business Office.

For all filers:

701 Brazos, Suite 310

Austin, Texas 78701

Item 2(c)	Citizenship.

(1)	Lafitte	Texas
(2)	Lafitte Capital	Texas
(3)	Fund	Texas
(4)	Bryant Regan	USA

Lafitte is the investment manager for the Fund and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by the Fund. Lafitte Capital is the general partner of Lafitte, and its sole member is Bryant Regan.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 (the “Common Stock”)

Item 2(e)	CUSIP Number.

656553104

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)	Lafitte, Lafitte Capital, the Fund, and Bryant Regan are the beneficial owners of 144,434 shares of Common Stock. Lafitte may be deemed to beneficially own the shares of Common Stock held by the Fund as a result of being the investment manager of the Fund. Lafitte Capital may be deemed to beneficially own the shares of Common Stock held by Lafitte as a result of being the general partner of Lafitte. Bryant Regan may be deemed to beneficially own the shares of Common Stock held by Lafitte Capital as a result of being the sole member of Lafitte Capital.

(b)	The Reporting Persons beneficially own 144,434 shares of Common Stock which represent 5.3% of the shares of Common Stock outstanding. This percentage is determined by dividing the number of shares of Common Stock beneficially held by 2,742,992, the number of shares of Common Stock issued and outstanding as of November 1, 2012, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

(c)	The Reporting Persons may direct the vote and disposition of 144,434 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2013

LAFITTE CAPITAL, LLC

By:	/s/ Bryant Regan
Name:	Bryant Regan
Title:	Manager

LAFITTE CAPITAL MANAGEMENT LP

By:	Lafitte Capital, LLC, its general partner

	By:	/s/ Bryant Regan
	Name:	Bryant Regan
	Title:	Manager

LAFITTE FUND I LP

By:	Lafitte Capital Management LP

By: Lafitte Capital, LLC, its general partner

	By:	/s/ Bryant Regan
	Name:	Bryant Regan
	Title:	Manager

BRYANT REGAN

/s/ Bryant Regan
Name: Bryant Regan